September 23, 2018 Transforming Sears Holdings – A Proposal from ESL Investments, Inc. Creating Value for All Stakeholders Exhibit 99.74

Disclaimer This presentation has been prepared by ESL Investments (“ESL”) based on non-confidential information provided by the Company and publicly available information. ESL and its representatives have not assumed any responsibility for independently verifying the information herein, ESL and its representatives make no representation or warranty as to the accuracy, completeness or reasonableness of the information herein and ESL and its representatives disclaim any liability with respect to the information herein. This presentation may include projections, forecasts or other forward-looking statements with respect to the Company and there can be no assurance as to ESL’s or the Company’s future performance. This presentation speaks only as of its date, and ESL and its representatives assume no obligation to update it or to advise any person that its conclusions or advice has changed.   The assessments of Sears situation and the proposal described in this document are solely an expression of ESL's views. Sears has not approved or endorsed this document. Any action or response of Sears in connection with the items discussed in this presentation will require prior review and approval by Sears' Board, the Special Committee and/or the Related Party Committee. There can be no assurance that any action will be taken in response to ESL's proposals contained herein, or that any of the transactions described here will be or can be executed, and any action plan that is adopted could vary materially from the proposals described in this document. This presentation is solely for informational purposes. This presentation is not intended to provide the basis for any decision on any transaction. The recipient should make its own independent business decision based on all other information, advice and the recipient’s own judgment. This presentation is not an offer to sell or a solicitation of an indication of interest to purchase any security, option, commodity, future, loan or currency. It is not a commitment to underwrite any security, to loan any funds or to make any investment. [ ]

ESL’s goal is to enable Sears Holdings to return to profitability, for the benefit of Sears and all of its stakeholders. For this to occur, Sears must act immediately to have sufficient runway to continue its transformation To obtain this runway, Sears must extend near-term debt maturities, reduce its long-term debt and eliminate the associated cash interest obligations We continue to believe that it is in the best interests of all stakeholders to accomplish this as a going concern, rather than alternatives that would substantially reduce, if not completely eliminate, value for stakeholders Our Commitment to Sears [ ]

Where Sears Stands... Sears has made progress in transforming its business and unlocking the full potential of its assets through actions including: Strategically closing unprofitable stores Selling properties where it can obtain favorable prices and repaying associated debt Seeking partners who can expand the reach of major brand assets including Craftsman, Kenmore, DieHard and Sears Home Services Reducing operating expenses to align costs with sales and gross profit Sears’ transformation has taken longer than expected due to a variety of factors, including challenges facing the retail industry Sears now faces significant near-term liquidity constraints, including a $134 mm maturity for Second Lien Notes due October 15, 2018 and associated Debt Maturity Reserve requirements on October 1, 2018 [ ]

Our Proposal For Sears We believe that Sears can derive more value for all of its stakeholders by entering into liability management transactions and strategic asset sales than would be available by pursuing alternative options to address its liquidity challenges We ask Sears to consider a comprehensive proposal from ESL for liability management transactions, real estate transactions and previously proposed asset sales intended to achieve the following: A 78% reduction in Sears current debt to approximately $1.2 billion1 Annual interest savings of 80% by reducing total annual cash interest expense to $88 million Significantly lower maturing debt obligations in 2018, 2019 and 2020 Additional liquidity of $1.2 billion realized over two years Disposition of Sears Home Services and other assets to allow Sears to focus on its core business while improving liquidity Given the current situation, we believe that substantial progress must be made on the transactions described in this proposal or any other proposal that Sears may pursue without delay We are ready and willing to move as quickly as possible to help the company transform into a business that is better positioned to thrive in the twenty-first century [ ] 1.Excludes mandatorily convertible debt

Impact of Proposals Potential Debt Reduction & Interest Savings Note:New financings may be required to fund the remaining operations. For illustrative purposes, this presentation excludes any potential new indebtedness required to fund the purchase of unsecured notes at a discount Excludes mandatorily convertible debt Assumes (i) monetization of Sears Home Services (includes SHIP and Parts Direct), Kenmore and other assets and (ii) all sale proceeds are used to pay down the Company’s debt Assumes 100% participation in Option A from existing holders of ESL 2nd Lien Loan (PIK), 2nd Lien Notes (PIK), Senior Unsecured (Cash) and Senior Unsecured (PIK) The proposed transactions would significantly reduce the Company’s debt and interest expense [ ]

I. Proposed Liability Management Transaction

2nd Lien Debt Holders 1.Includes amounts held by ESL and its investors Eligible holders of ESL 2nd Lien Loan (PIK) due July 2020 and 2nd Lien Notes (PIK) due October 2019 would be offered the opportunity to elect either Option A or Option B Both options protect downside value during transformation and offer long-term upside potential through the equity conversion Holders of the below tranches would be excluded from the exchange offer: 2nd Lien debt maturing October 15, 2018, and $570mm of rolling maturity 2nd Lien Line of Credit Loans Transaction would be structured as a private offering for Qualified Institutional Buyers or possibly a public offering ESL would consider (i) exchanging into Option A its pro rata share proportionate to 3rd party participation, and (ii) extending its $525mm 2nd Lien Line of Credit Loans1 to January 15, 2019, or later, in each case subject to a minimum exchange threshold of the non-ESL 2nd Lien debt holders and other conditions to be mutually agreed OPTION A OPTION B Description New Zero-coupon Mandatorily Convertible Secured Debt would be convertible, at par, into Sears equity at higher of (i) $1 per share, and (ii) 20-day VWAP Re-strike the conversion price on the 2nd Lien Secured Notes to equal the strike under Option A, plus $1.25 Downside Protection Maintain the same face amount claim value up until time of conversion Maintain the same face amount claim value up until time of conversion Interest None PIK interest expense at the existing rate (6.625% for 2nd Lien Notes (PIK) due October 2019 and L + 750 for ESL 2nd Lien (PIK) Loan due July 2020) Conversion Mandatory conversion at the earlier of (i) Sears’ stock price reaching $4 per share and (ii) December 2021 maturity date Optional conversion at $1.25 above Option A strike price, with a mandatory conversion if Sears stock price reaches $4 per share Maturity December 2021 December 2022 Covenant No maintenance covenant with respect to Borrowing Base coverage covenant No maintenance covenant with respect to Borrowing Base coverage covenant [ ]

Eligible Senior Unsecured (cash) Noteholders would be offered the opportunity to select either Option A or Option B Senior Unsecured (PIK) Noteholders, on the other hand, would be offered Option A only Estimated interest expense savings (cash and PIK) of $51mm1 ESL would consider participating in Option A to the extent a minimum participation threshold is met Transaction would be structured as a private offering for Qualified Institutional Buyers or possibly a public offering Option B $0.25 cash payment per dollar of par value paid by the Company To be funded, by third party investor and potentially ESL, which will then participate in the exchange by electing Option A If all Senior Unsecured (cash) Noteholders were eligible and chose Option B for all their Notes, the cash required would be ~$100mm Option A Exchange into new Mandatorily Convertible Unsecured Debt at par Extends maturities to December 2021 New Zero-coupon Mandatorily Convertible Unsecured Debt would be convertible at par into Sears equity at per share price of $1.00 above the Mandatorily Convertible Secured Debt conversion price Exchanging debt holders would maintain same claim value up until time of conversion Protects downside value and offers long term upside potential through the equity Mandatorily convertible upon the earlier of: Sears’ stock price reaching $4 per share, and December 2021 Unsecured Debt Holders Note: Excludes any potential new indebtedness required to fund the proposal 1. Assumes 100% participation of $411mm Senior Unsecured Notes due December 2019 and $223mm Senior Unsecured Notes due December 2019. Includes PIK and cash interest [ ]

Benefits of Proposal Company Eliminates the need for Sears to repay ~$1.1bn of debt, and associated cash interest and potentially PIK interest on these tranches Extends runway, providing ability to realize higher values from current assets sales Allows Company to continue executing its transformation plan with a stronger balance sheet 2nd Lien Debt Eligible holders can either (i) exchange into mandatorily convertible secured debt, allowing holders to participate in equity value creation above par, or (ii) extend maturities to provide runway with reduced conversion price Unsecured Debt Eligible holders can either (i) exchange into mandatorily convertible unsecured debt, allowing holders to participate in equity value creation above par, or (ii) sell unsecured bonds for cash (for cash interest bonds only) Equity Existing common equity holders would be diluted but would maintain meaningful ownership in Sears ESL would consider selling $100mm of its 2nd Lien debt to existing shareholders who agree to exchange such 2nd Lien debt for mandatorily convertible secured debt [ ]

II. Proposed Real Estate Transaction

Proposed Real Estate Transaction Summary Proposed Real Estate Transaction would entail: For a period of 12 months, the Company continues to market for sale its encumbered real estate portfolio through local commercial real estate brokers, with all sale proceeds used to repay third-party, first-out lenders and then ESL During the 12 month period, cash interest payments owed to real estate lenders in a newly formed consortium that ESL would be prepared to lead or participate in (the “Consortium”)1 will convert to PIK interest If the proceeds over the next 12 months are greater than the real estate related debt and accrued interest at the end of this period, the Company would retain ownership of the remainder of the portfolio Any real estate which is not sold by the end of 12 months will be sold to the Consortium for an amount equal to the then-existing real estate debt plus any accrued but unpaid interest expense (“Real Estate Purchase Price”) in exchange for the extinguishment of such debt Consortium will lease back a pre-agreed number of stores to the Company2 For all Consortium-owned properties, Year 2 rent expense will accrue monthly and be paid at the end of Year 23 Rent expense in Years 3 and 4 will be paid monthly in cash Master lease will contain provisions allowing for the right to recapture leased space Over a defined period of time, Consortium will effectuate a business plan geared towards optimizing the value of the real estate portfolio Company will share in the profits of real estate sales above a 10% annually compounding preferred return to the Consortium (the “Hurdle”) The Consortium refers to current owners or new owners of the Company’s debt who agree to participate in the Illustrative Real Estate Transaction; the real estate transaction proposed herein assumes that, of the current owners of secured real estate debt, only ESL participates in the transaction, representing $1,167mm of secured debt This presentation illustratively assumes that all sold properties are leased back Separate from the accrued rent, ESL and Sears will determine a mutually acceptable structural arrangement to ensure that all real estate-related expenses, including but not limited to 3rd party rent, CAM, taxes and insurance will be paid by Sears in the ordinary course ESL believes the Company should consider the following potential alternative for the remaining encumbered real estate portfolio (“Proposed Real Estate Transaction”) [ ]

Benefits of Real Estate Proposal Reduces the Company’s cash interest burden and extinguishes significant amount of real estate debt1 In addition, Consortium would buy out existing non-ESL debt at the conclusion of the 12-month period, further reducing debt Gives the Company certainty of a sale of its real estate assets Assures Company of a minimum sale value for its real estate Allows the Company to maintain economic interest in long term value of real estate without debt burden Increases the opportunity for the Company to realize maximum value from a sale of its real estate by allowing others to develop the real estate Consortium would provide opportunity for qualified Sears shareholders to participate, pursuant to a private placement, in real estate portfolio transaction on same terms, pro rata with their existing Sears equity investment Excludes real estate debt related to IP and Ground Lease Term Loan facility The Proposed Real Estate Transaction would extinguish ~$1.5bn of real estate debt, provide significant liquidity to Sears in the form of cash interest savings, and transfer the real estate related risk / opportunity to the Consortium [ ]

Proposed Real Estate Transaction

Year 1 – Assumptions & Observations

- During Year 1 of the Proposed Real Estate Transaction, the Company continues its real estate marketing process
  - Analysis assumes that all sold real estate is leased back to Sears
- (A) All Consortium owned debt would convert to PIK interest at 12.1%, saving the Company $139mm in cash interest expense during Year 1
- (B) Analysis illustratively assumes that $500mm of properties are sold in Year 1 ($125mm per quarter) at "Appraised Value"[1] to a 3rd party buyer
- (C) Cash rent expense of all sold properties to 3rd party buyer is assumed at a 8.9%[2] rent yield
- (D) Cash proceeds from real estate sales are used to pay down debt as transactions close[3]
- (E) At end of Year 1, Consortium to purchase remaining real estate assets for the Consortium Real Estate Purchase Price in exchange for extinguishment of remaining real estate debt plus PIK interest
  - Analysis illustratively assumes all purchased real estate is leased back to Sears
- ***The Proposed Real Estate Transaction would extinguish $1.5bn of real estate debt by the end of Year 1***

Proposed Transaction – Illustrative Year 1 Impact

(in $ millions)

	Illustrative Real Estate Transaction	
	Existing Real Estate Debt	$1,474
	Current Effective Annual Interest Rate	11.6%
A	Current Real Estate Debt Cash Interest Expense	171
	Current Real Estate Debt Cash Interest Expense (% Attributable to Consortium)	139
	Illustrative Sales Over 12 Month Period	**Year 1**
B	Real Estate Appraised Value[1]	$1,972 ← "Dark Value"[7] $1,260
	Illustrative Value of Sold Real Estate	(500)
	Calculation of Consortium Real Estate Purchase Price	**Year 1**
	Beginning Real Estate Debt	$1,474
D	Less: Cash Proceeds from Sale of Real Estate[3]	($500)
	Plus: PIK Interest Owed to Consortium	$142
E	**Illustrative Consortium Real Estate Purchase Price[4]**	**$1,116**
	Memo: Year 1 Expenses	
C	Rent Expense Pursuant to Sale-Leaseback[5]	(28)
	Cash Interest on Non-ESL Real Estate Debt[6]	(11)

1. "Appraised Value", as defined by 3rd party independent appraisers, is based on the hypothetical condition that the space that is currently occupied by Sears on an owner/user basis is leased to Sears at market terms
2. Rent yield based on most recent 3rd party independent appraiser estimates
3. Gross proceeds are assumed to equal net proceeds for illustrative purposes
4. Equal to outstanding debt owed to Consortium plus PIK interest in Year 1
5. Computed at 8.9% of sold real estate to 3rd parties throughout Year 1
6. Based on non-ESL outstanding real estate debt
7. "Dark Value", as defined by 3rd party independent appraisers, is based on the premise that a buyer would adjust the value for the cost to lease up the space that is vacant or currently occupied by Sears

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Proposed Real Estate Transaction (cont'd)

Year 2 – 4 – Assumptions & Observations

- **F** Illustratively assumes that Consortium sells down remaining real estate evenly throughout Years 2-4 at Appraised Value[1]
  - Analysis assumes that all sold real estate is leased back to Sears
- **G** During Years 2-4, Consortium to accrue 10% Preferred Return on Consortium Real Estate Purchase Price, compounding annually
- **H** The sum of the Consortium Real Estate Purchase Price and Preferred Return to equal the Hurdle over which the Consortium and Sears will share in the profit of real estate sales 70/30, respectively, at the end of Year 4
- In lieu of Sears paying cash rent on Consortium owned real estate in Year 2, cash rent expense will accrue monthly at an assumed 8.9%[2] rent yield, and will be payable at the end of Year 2
  - Cash rent expense of assumed 8.9%[2] rent yield to be paid monthly on all Consortium owned real estate throughout Years 3-4
  - Cash rent expense of assumed 8.9%[2] rent yield to be paid on all 3rd party owned real estate throughout Years 2-4
- **I** As a result of the Proposed Real Estate Transaction, Sears would have a $135mm cash savings in Year 1 and a $88mm cash savings throughout Years 1-3

Proposed Transaction – Illustrative 4 Year Impact

(in $ millions)

Summary Impact to Sears - Through 4 Years	
Year 1	
Illustrative Real Estate Appraised Value[1]	**$1,972**
Illustrative Sold Real Estate Value in Year 1	(500)
Illustrative Real Estate Value After Year 1	**$1,472**
Years 2 - 4	
F Implied Real Estate Value To Be Sold After Year 1	1,472
Real Estate Consortium Purchase Price in Year 2	(1,116)
G Total Preferred Return (Years 2 - 4)	(369)
Proceeds in Excess of the Hurdle	**($13)**
% Profit Share Attributable to Sears	*30%*
H Profit Share to Sears	-

"Dark Value"[5] $1,260 ← (compared to $1,972)

Proposed Transaction vs. Status Quo[3] Position	Status Quo	Proposed Transaction
I Year 1 Cash Interest	($146)	($11)
Year 2-4 Cash Interest	(115)	-
Total Cash Rent Expense (Years 1 - 4)	(348)	(554)
Cash (Expense)/Profit to Sears	**($609)**	**($565)**
I Years 1 - 3 Cash Expenses[4]	($478)	($390)

1. "Appraised Value", as defined by 3rd party independent appraisers, is based on the hypothetical condition that the space that is currently occupied by Sears on an owner/user basis is leased to Sears at market terms
2. Rent yield based on most recent 3rd party independent appraiser estimates
3. Based on an assumed Status Quo real estate sale process of selling $500mm per year ($125mm per quarter) and proceeds used to pay down debt
4. Cash expenses in Status Quo includes cash interest and cash rent; cash expenses in Proposed Transaction includes non-ESL debt cash interest and cash rent expense
5. "Dark Value", as defined by 3rd party independent appraisers, is based on the premise that a buyer would adjust the value for the cost to lease up the space that is vacant or currently occupied by Sears

[14]

III. Illustrative Analysis

Pro Forma Capital Structure Pro Forma Capital Structure Illustratively assumes 100% of the $1.75bn asset sale proceeds used to pay down debt and 100% participation in the proposed liability management and real estate transactions Shaded values indicate potential economic impact of transactions on the Company, while the Company’s balance sheet would still show full amount of debt until real estate transactions are fully consummated and the mandatorily convertible debt is converted. Optional conversion could occur sooner than mandatory conversion date which would accelerate debt reduction Note:Excludes any potential new indebtedness required to fund the purchase of unsecured debt at a discount. Assumes 100% participation in Option A from holders of ESL 2nd Lien Loan (PIK), 2nd Lien Notes (PIK), Senior Unsecured (Cash) Notes and Senior Unsecured (PIK) Notes Amount as of 8/4/18, including $120mm in letters of credit Assumes all 2nd Lien (PIK) Noteholders select Option A Status quo cash interest is illustratively based on 10.74% (mid point of the interest rate range) Assumes all senior unsecured debt holders select Option A In addition to 2025 maturities, SRAC cash pay notes have variable maturities beyond 2025 In addition to 2025 maturities, SRAC PIK notes have variable maturities beyond 2025 and variable interest rates Assumes debt balance paid down with asset sale proceeds 7 7 7 [ 16 ] 7

Pro Forma Maturity Profile Note:Excludes any potential new indebtedness required to fund the purchase of unsecured notes at a discount. Assumes 100% participation in Option A from holders of ESL 2nd Lien Loan (PIK), 2nd Lien Notes (PIK), Senior Unsecured (Cash) Notes and Senior Unsecured (PIK) Notes Capital leases are excluded from the maturity profile Does not include mandatorily convertible secured or mandatorily convertible unsecured debt ($ in mm) ~$4.3bn reduction of maturing debt resulting from the proposed liability management and real estate transactions and $1.5bn of asset sale proceeds Status Quo Maturity Profile1 Pro Forma Maturity Profile2 [ ]

How ESL’s Proposal Could Extend Sears’ Runway Asset sales could contribute $1.75bn in proceeds Proceeds could be used to pay down the revolver, retire other indebtedness or fund operations Real estate proposal could save the Company $120mm in cash expense over the first 2 years and eliminate $1.5bn in debt Liability management proposal could save the Company $33mm per year in cash interest and eliminate $1.1bn in debt Illustrative Pro Forma Liquidity Impact Pursued in concert, the proposals outlined herein could provide Sears with ~$1.2bn in incremental liquidity over 2 years and a reduction of $4.3bn of debt Note:Excludes any potential new indebtedness required to fund the purchase of unsecured debt at a discount. Assumes 100% participation in Option A from holders of ESL 2nd Lien Loan (PIK), 2nd Lien Notes (PIK), Senior Unsecured (Cash) Notes and Senior Unsecured (PIK) Notes Current Revolver balance as of 8/4/18, including $120mm in letters of credit Excludes interest savings from revolver paydown [ ] 1 2

In light of the upcoming maturity on October 15, 2018, ESL suggests that the parties pursue the following steps without delay: ESL to engage with Sears Special Committee and Related Party Transaction Committee and their respective advisors on the terms of proposed transactions Sears Board to consider approval of transactions described in this presentation Sign Asset Purchase Agreements with SHIP and Kenmore buyers Execute NDAs with creditors and shareholders wishing to engage in discussions Commence exchange offers with respect to liability management transactions Sears and Consortium to enter into commitment to pursue real estate portfolio transaction Shareholder vote to approve liability management and sale transactions as necessary Proposed Next Steps [ ] ESL believes immediate Board and stakeholder support is necessary to execute the transactions contemplated herein

Contact Information ESL has retained Moelis & Company, LLC as financial advisor, Cleary Gottlieb Steen & Hamilton LLP as legal counsel and Finsbury as public relations advisor Please feel free to reach out to any of the below regarding this Proposal Lawrence S. Chu Moelis & Company, LLC Managing Director (212) 883-4588 LC@moelis.com Christopher E. Austin Benet O'Reilly Cleary Gottlieb Steen & Hamilton LLP Partner (212) 225-2434 CAustin@cgsh.com BOReilly@cgsh.com Paul Holmes Finsbury CEO, North America (646) 805-2029 Paul.Holmes@finsbury.com [ ]